Mail Stop 3561

July 6, 2006

Via Fax and U.S. Mail

Mr. Thomas L. Wind
Chief Executive Officer
Chase Funding, Inc.
194 Wood Avenue South
Iselin, NJ 08830

Re: Chase Funding, Inc.
Registration Statement on Form S-3
Filed June 13, 2006
File No. 333-134964

Dear Mr. Wind,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the prospectus supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been

current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement 1

Cover Page

5. Please revise throughout your filing as appropriate to use the terminology set forth in Regulation AB. In this regard, we note that the cover page of your second prospectus supplement refers to "the trust" in several places, as opposed to the issuing entity. We note the same with respect to your base prospectus and also note that page 1 identifies the "issuer" as a principal party. Revise accordingly.

Prospectus Supplement 2

The Insurer, page S-11

6. We note that the disclosure in this section indicates that no representation is made by the underwriters, the transferor or the master servicer, or any of their affiliates, as to the accuracy or completeness of the information in this section. A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise the disclaimer here, and delete any other similar disclaimers in the prospectus.

Mr. Thomas Wind
Chase Funding, Inc.
July 6, 2006
Page 3

Description of the Mortgage Loans, page S-14

7. We note that under "Delinquency Status," your table indicates that you will
    provide delinquency information only with respect to loans that are up to 59 days
    delinquent. Please revise to provide delinquency information in 30 or 31 day
    increments through the point that the assets are charged off. Refer to Item
    1100(b)(1) of Regulation AB. Additionally, revise the delinquency table in your
    first prospectus supplement to clearly indicate that delinquency information will
    be provided in 30 or 31 day increments through charge-off.

Base Prospectus

Credit Support, page 25

8. We note from the second paragraph on page 28 that coverage provided by credit
    support may apply concurrently to two or more separate trust funds. Please
    remove this language or provide us with an analysis as to how this arrangement is
    consistent with the definition of an asset-backed security.

Undertakings, page II-2

9. Please expand this section to provide all of the undertakings required by revised
    Item 512 of Regulation S-K.

                              *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all the facts relating to a company's disclosure, they are responsible for the
accuracy and adequately of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (212) 698-3599
      Mr. Steven J. Molitor, Esq.
      Dechert LLP